P.E. 2/1/02

1-14676

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K



RECEIVED
FEB 0 1 2002

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 9 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

(SIGNATURE)

By :   ALAN McCULLOCH
        Assistant Secretary

Date of signing : 9 January 2002

RNS Number:6422P
Scottish Power PLC
8 January 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Automatic reinvestment of dividends in the PacifiCorp Compensation Reduction
Plan

7) Number of shares/amount of
stock acquired

438 Ordinary Shares (109.738 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$5.36

13) Date of transaction

14 December 2001

14) Date company informed

7 January 2002

15) Total holding following this notification

30,029 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification
n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

23) Name and signature of authorised company official responsible for making this notification

Date of Notification 8 January 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Nolan Karras

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Nolan Karras

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Nolan Karras

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic purchase of shares from contributions to the PacifiCorp Compensation Reduction Plan

7) Number of shares/amount of stock acquired

238 Ordinary Shares (59.5235 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$5.425

13) Date of transaction

31 December 2001

14) Date company informed

7 January 2002

15) Total holding following this notification

30,267 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification
n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for
making this notification

Date of Notification 8 January 2002
END

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Tuesday, 8 January 2002 14:00:05
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